

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 30, 2017

Zamir Rauf
Chief Financial Officer
Calpine Corporation
717 Texas Avenue, Suite 1000
Houston, Texas 77002

> **Re:** **Calpine Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 10, 2017**
> **File No. 001-12079**

Dear Mr. Rauf:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products